UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 8, 2022

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):}

Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations Officer * carlos_almagro@tgs.com.ar	Media Relations Mario Yaniskowski * mario_yaniskowski@tgs.com.ar tgs Announces Results for the

Fourth Quarter ended on December 31, 2021 (“4Q2021”)(1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 82.6 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investments in Vaca Muerta formation place us as one of the main Midstreamers at Vaca Muerta.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Investor Petroquímica S.L. (member of the GIP group, led by the Sielecki family) and PCT L.L.C. hold the remaining 50%.

For further information, see our website https://www.tgs.com.ar/inversores/servicio-para-inversores?lang=EN

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of Decmber 31, 2021

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, March 8, 2022

During the 4Q2021, total comprehensive income amounted to Ps. 6,755 million, or Ps. 8.97 per share (Ps. 44.87 per ADS), compared to total comprehensive loss of Ps. 5,353 million, or Ps. 7.10 per share (Ps. 35.52 per ADS) in the fourth quarter ended on December 31, 2020 (“4Q2020”).

Financial results recorded a positive variation of Ps. 8,697 million.

During 4Q2020, an impairment of Property, plant and equipment ("PPE") of Ps. 4,700 million was recorded, and no impairment was recorded during 4Q2021.

Operating profit before depreciation for 4Q2021 amounted to Ps. 11,914 million, an increase of Ps. 586 million compared to 4Q2020. This variation was mainly due to:

➢Higher revenues of Ps. 5,226 million (26%). This was mainly due to higher revenues from the Production and Commercialization of Natural Gas Liquids (Liquids) segment of Ps. 7,092 million, which were partially offset by lower revenues from the Natural Gas Transportation segment (as no tariff increases were granted, which corresponded from October 2019, and April and October 2020) of Ps. 2,216 million.

➢Operating costs and administrative and commercialization expenses increased by Ps. 4,584 million compared to 4Q2020.

(1)The financial information presented in this press release is based on consolidated financial statements presented in constant Argentine pesos as of December 31, 2021 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2021 EARNINGS RELEASE

4Q2021 highlights and subsequent events

➢In December 2021, our Board of Directors approved investments amounting to US$ 82 million earmarked for the expansion of the conditioning plant located in Tratayén. These works, which are expected to be completed by mid 2023, will increase the supply of natural gas conditioning volume and will allow us to meet producers’ demand.

➢On February 7, 2022, the Energy Secretariat issued Resolution No. 67/2022, which was ratified by Decree No. 96/2022, creating the "Transport.Ar Producción Nacional" Natural Gas Pipeline System Program and declaring the construction of the President Néstor Kirchner natural gas pipeline and its expansion and complementary works of public interest. These works will be conducted by Integración Energética S.A. or third parties. This work is essential for tgs to continue growing its midstream business at Vaca Muerta formation, as well as other projects which tgs is currently evaluating.

➢On February 23, 2022, the National Executive Branch issued Decree No. 91/2022 and ENARGAS issued Resolution No. 60/2022, ratifying the transitory agreement agreed with TGS, which resulted in a transitory tariff adjustment of 60%, effective as of March 1, 2022. Among other conditions, the tariff adjustment did not establish a mandatory investment plan but prohibited the: (i) distribution of dividends, (ii) an early cancellation of financial and commercial debts contracted with shareholders, and (iii) the acquisition of other companies or granting loans.

Analysis of the results

Total revenues amounted to Ps. 25,358 million in 4Q2021, a Ps. 5,226 million increase compared to Ps. 20,132 million in 4Q2020.

The breakdown of operating costs, administrative and commercialization expenses, excluding depreciation, for 4Q2021 and 4Q2020 is shown in the table below:

Transportadora de Gas del Sur S.A. 3

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2021 EARNINGS RELEASE

Operating costs and administrative and selling expenses, excluding depreciation and impairment of PPE, increased by approximately Ps. 4,584 million in 4Q2021 compared to 4Q2020. This variation is mainly explained by higher: (i) natural gas processing costs (following higher prices denominated in US dollars, which were partially offset by the inflation restatement effect in accordance with IAS 29 - "Financial Reporting in Hyperinflationary Economies" ("IAS 29")), (ii) taxes, fees and contributions (due to higher export taxes), and (iii) repair and maintenance of PPE expenses.

Financial results are presented in gross terms considering the effect of change in the currency purchasing power ("Gain on monetary position") in a single separate line. In 4Q2021, financial results recorded a positive variation of Ps. 8,697 million compared to 4Q2020. This variation is mainly related to the gain recorded in 4Q2021 due to the change in the fair value of financial assets, compared to a loss recorded in 4Q2020, and a lower negative exchange difference (as a consequence of the lower net liability position in foreign currency during 4Q2021 and the lower devaluation of the Argentine peso against the US dollar). These effects were partially offset by the lower gain on monetary position results, due to the effect of the lower net monetary liability position.

Analysis of operating profit / (loss) by business segment

10000
8000
6000
4000
2000
0
-2000
Million of Arg. Pesos
Natural Gas Transportation
Liquids
Other Services and telecommunications
4Q2021
4Q2020

Natural Gas Transportation

Operating profit before depreciation and impairment of PPE of the Natural Gas Transportation segment decreased by Ps. 3,219 million.

Transportadora de Gas del Sur S.A. 4

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2021 EARNINGS RELEASE

Natural gas transportation revenues accounted for approximately 22% and 39% of total revenues in 4Q2021 and 4Q2020, respectively.

Revenues from this segment derive mainly from firm natural gas transportation contracts, which represented approximately 78% and 81%, of the total revenues of this segment in 4Q2021 and 4Q2020, respectively.

Natural Gas Transportation Operational information

90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
MM3/d
82%
81%
80%
79%
78%
77%
76%

	4Q2017	4Q2018	4Q2019	4Q2020	4Q2021
%revenues firm natural gas transportation contracts	78%	79%	81%	81%	78%
Average firm contracted capacity	79,153	82,140	82,400	82,400	82,457
Average daily Deliveries	60,485	63,049	61,303	62,031	64,168

This business segment, subject to ENARGAS regulation, received its last tariff adjustement on April 1st, 2019, following Resolution No. 192/2019.

The decrease in operating profit before depreciation and impairment of PPE was mainly due to lower revenues given the lack of a tariff adjustment to compensate for the negative variation associated with the inflation restatement effect under IAS 29.

During 4Q2020, the Company recorded an impairment of PPE of Ps. 4,700 million, and no impairment was recorded during 4Q2021.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 69% and 52% of total revenues in 4Q2021 and 4Q2020, respectively. During 4Q2021, production reached 317,386 metric tons (10,733 metric tons higher than 4Q2020).

Transportadora de Gas del Sur S.A. 5

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2021 EARNINGS RELEASE

Operating profit before depreciation in this business segment during 4Q2021 was Ps. 3,420 million above 4Q2020, reaching Ps. 8,378 million (compared to Ps. 4,957 million recorded in 4Q2020). This variation mainly stems from the increase in revenues of Ps. 7,092 million, which were partially offset by higher natural gas processing costs of Ps. 2,719 million (resulting from a higher U.S. dollar-denominated price), and a higher export withholding tax charge of Ps. 715 million.

Liquids revenues were Ps. 17,501 million in 4Q2021, Ps. 7,092 million above 4Q2020. This was mainly due to higher international reference prices for natural gasoline and LPG amounting to Ps. 5,241 million, combined with the increase in the nominal variation of the exchange rate in U.S. dollar-denominated revenues of Ps. 1,477 million, and the increase in ethane price of Ps. 770 million.

Total volumes dispatched recorded an increase of 11%, or 32,201 metric tons, compared to 4Q2020, which represented an increase in revenues of Ps. 2,174 million. This increase was mainly due to the higher quantities of LPG exported.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

These effects were partially offset by higher negative impact of the IAS 29 restatement of Ps. 2,861 million.

Other Services and Telecommunications

This business segment mainly includes services such as midstream and telecommunications, representing approximately 9% and 10% of our total revenues in 4Q2021 and 4Q2020, respectively.

Transportadora de Gas del Sur S.A. 6

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2021 EARNINGS RELEASE

Operating profit before depreciation increased by Ps. 382 million (or 36%) mainly as a result of a Ps. 350 million increase in revenues in 4Q2021.

The increase in revenues was mainly due to: (i) higher natural gas transportation and conditioning services at Vaca Muerta area amounting to Ps. 636 million, (ii) more natural gas compression services of Ps. 141 million, and (iii) the nominal effect of the exchange rate on U.S. dollar-denominated revenues of Ps. 186 million. These effects were partially offset by the impact of IAS 29 restatement of Ps. 630 million.

Financial position analysis

Net debt

As of December 31, 2021, our net debt amounted to Ps. 12,436 million compared to Ps. 35,196 million as of December 31, 2020. Our total net financial debt is denominated in US dollars for both periods and is shown in Argentine pesos in the table below.

The table below shows a reconciliation of our net debt:

Liquidity and capital resources

The net variation in cash and cash equivalents for 4Q2021 and 4Q2020 was as follows:

Below is a reconciliation of the free cash flows for the 4Q2021 and 4Q2020:

Transportadora de Gas del Sur S.A. 7

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2021 EARNINGS RELEASE

4Q2021 vs. 4Q2020

During 4Q2021, cash flow generated by the operating activities amounted to Ps. 9,187 million, Ps. 967 million above 4Q2020, and is mainly due to the increase in operating profit before depreciation and impairment and lower interests paid, but was partially offset by the increase in working capital.

Cash flow used in investing activities amounted to Ps. 6,321 million in 4Q2021, compared to Ps. 11,210 million in 4Q2020, mainly due to lower acquisition of financial assets not considered cash equivalents made during 4Q2021. In addition, payments for PPE acquisition increased by Ps. 1,451 million.

Finally, cash flow used for financing activities decreased by Ps. 87 million. During 4Q2020, Ps. 349 million in treasury shares were repurchased, while no repurchases were made in 4Q2021. Similarly, Ps. 262 million of notes were repurchased in 4Q2021 and none were repurchased in the same 2020 period.

Transportadora de Gas del Sur S.A. 8

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2021 EARNINGS RELEASE

4Q2021 earnings videoconference

We invite you to participate in the videoconference to discuss this 4Q2021 announcement on Wednesday March 9, 2022 at 09:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

In order for those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/webinar/register/WN_ALDG1yRFRnmFxYCIgLy0fw

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Transportadora de Gas del Sur S.A. 9

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2021 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 10

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2021 EARNINGS RELEASE

Business Segment information

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
FY2021					
Revenues	24,503	55,731	8,284	458	88,976
Operating profit before depreciation	13,018	24,923	5,683	71	43,694
Depreciation	(7,107)	(613)	(1,890)	-	(9,611)
Operating profit	5,911	24,309	3,792	71	34,083
FY2020					
Revenues	35,474	41,655	6,588	617	84,333
Operating profit before depreciation	24,491	16,387	4,149	129	45,156
Impairment of PPE	(4,700)	-	-	-	(4,700)
Depreciation	(6,887)	(578)	(1,835)	-	(9,300)
Operating profit	12,904	15,809	2,314	129	31,156

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
4Q2021					
Revenues	5,588	17,501	2,147	122	25,358
Operating profit before depreciation	2,085	8,378	1,443	8	11,914
Depreciation	(1,841)	(156)	(473)	-	(2,470)
Operating profit	245	8,222	969	8	9,444
4Q2020					
Revenues	7,804	10,409	1,787	132	20,132
Operating profit before depreciation	5,304	4,957	1,052	16	11,328
Impairment of PPE	(4,700)	-	-	-	(4,700)
Depreciation	(1,832)	(149)	(460)	-	(2,442)
Operating (loss) / profit	(1,229)	4,808	592	15	4,186

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
FY2021					
Revenues	20,142	47,287	7,022	374	74,825
Operating profit before depreciation	10,714	21,287	4,852	44	36,897
Depreciation	(1,134)	(123)	(530)	-	(1,787)
Operating profit	9,580	21,164	4,322	44	35,110
FY2020					
Revenues	19,892	23,766	3,729	338	47,725
Operating profit before depreciation	13,928	9,656	2,354	62	26,000
Depreciation	(784)	(97)	(488)	-	(1,369)
Operating profit	13,144	9,559	1,866	62	24,631

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
4Q2021					
Revenues	5,199	16,639	2,040	113	23,991
Operating profit before depreciation	2,164	8,011	1,439	5	11,619
Depreciation	(320)	(34)	(136)	-	(490)
Operating profit	1,844	7,977	1,303	5	11,129
4Q2020					
Revenues	4,957	6,685	1,125	48	12,815
Operating profit before depreciation	3,379	3,210	673	(28)	7,234
Depreciation	(255)	(27)	(124)	-	(406)
Operating profit	3,124	3,183	549	(28)	6,828

Transportadora de Gas del Sur S.A. 11

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2021 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 12

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2021 EARNINGS RELEASE

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the FY 2021 and FY2020

(In millions of Argentine pesos)

	2021	2020
Cash flows provided by operating activities		
Total comprehensive income for the year	20,931	4,960
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	9,611	9,300
Impairment of property, plant and equipment	-	4,700
Derivate financial instruments results	81	(679)
Disposal of property, plant and equipment	65	53
Increase in allowances and provisions	527	491
Share of gain from associates	(21)	(32)
Interest expense accrual	4,308	4,854
Interest income on other financial assets other than cash and cash equivalents	1,827	11,751
Income tax	12,737	6,648
Doubtful accounts	(67)	143
Foreign exchange loss	6,634	17,441
Acquisition of Notes result	414	(603)
Gain on monetary position	(11,211)	(10,595)
Changes in assets and liabilities:		
Trade receivables	(5,585)	(459)
Other receivables	(4,223)	(836)
Inventories	(598)	(398)
Trade payables	2,701	217
Payroll and social security taxes payable	276	754
Taxes payable	331	10
Contract assets	96	86
Other payables	16	22
Provisions	(5)	(12)
Interest paid	(3,750)	(4,147)
Income tax paid	(4,292)	(1,761)
Contract liabilities	(465)	131
Derivative financial instruments (payments) / collections	(38)	999
Cash flows provided by operating activities	**30,301**	**43,039**
Cash flows used in investing activities		
Additions to property, plant and equipment	(9,649)	(11,728)
Financial assets not considered cash equivalents	(20,817)	(33,688)
Dividend received	182	-
Cash flows used in investing activities	**(30,284)**	**(45,415)**
Cash flows used in financing activities		
Payment of loans	-	(2,044)
Cost of adquisition of treasury shares	-	(4,107)
Cost of adquisition of notes	(960)	(1,509)
Cash flows used in financing activities	**(960)**	**(7,660)**
Net variation in cash and cash equivalents	**(943)**	**(10,035)**
Cash and cash equivalents at the beginning of the year	7,024	20,067
Foreign exchange gain on cash and cash equivalents	323	1,148
Monetary result effect on cash and cash equivalents	(1,976)	(4,155)
Cash and cash equivalents at the end of the year	**4,429**	**7,024**

Transportadora de Gas del Sur S.A. 13

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice president

Date: March 8, 2022